PRESS RELEASE	AUGUST 29, 2023

Largo Initiates Review of Strategic Alternatives for Largo Clean Energy to Evaluate Opportunities to Maximize Value in the Clean Energy Transition

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces that its Board of Directors (the "Board") has initiated a review and evaluation of strategic alternatives with the intent to unlock and fully maximize the value of Largo Clean Energy Corp. ("LCE").

The comprehensive review and evaluation process will include consideration of a full range of strategic, business, and financial alternatives, including, but not limited to, evaluating and completing financing transactions at the LCE subsidiary level, mergers and acquisitions of LCE with other battery companies and partnership opportunities with well-established energy system producers who are interested in entering the vanadium battery sector with the unique elements that Largo offers to this industry.

Daniel Tellechea, Interim CEO and Director of Largo commented: "Largo is commencing a comprehensive and thorough review of strategic alternatives to accelerate and enhance the distinctive value proposition LCE presents for vanadium batteries and the long duration energy storage sector. We believe several strategic opportunities exist in the market today that would benefit from LCE's unique characteristics, and a formal process for comparing these alternatives is expected to deliver maximum value for all shareholders in a timely manner. These characteristics include: i) LCE's access to the innovative Largo Physical Vanadium Corp. ("LPV") (TSXV:VAND, OTCQX:VANAF) structure, which is expected to significantly reduce vanadium battery costs for customers, ii) LCE's U.S.-based manufacturing capabilities, which may be eligible for significant fiscal incentives, grants and benefits, and iii) LCE's patented vanadium flow battery stack technology and electrolyte purification technology."

He continued: "We believe the strategic review process announced today could also accelerate the prospects for deployment of vanadium units owned by LPV in batteries, which we consider provides a major improvement in the cost-competitiveness of LCE against other battery technologies and other vanadium flow battery competitors. With the start of this process underway, the Company also remains committed to delivering on its set targets for the year in a safe and responsible manner."

There can be no assurance that this process will result in any specific strategic plan or financial transaction and the Company does not plan to provide updates on the status of the review unless there are material developments to report.

Gallatin Capital LLC ("Gallatin") is advising on securities transactions and Castle Grove Capital, LLC ("Castle Grove Capital") is providing consulting services in support of the strategic review and evaluation process. Inquiries regarding the process may be directed to Myron Manternach, a registered representative of Gallatin and the President of Castle Grove Capital.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing an ilmenite concentrate plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business to support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Advisor
Myron Manternach
Registered Representative of Gallatin Capital LLC
mmanternach@castlegrovecapital.com

Cautionary Statement on Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation, ("forward-looking information"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to LCE's strategic review, the expectation that the strategic review will deliver maximum value for all shareholders, the timeliness of the strategic review, access to LPV's structure, the ability to reduce vanadium battery costs for customers, eligibility for fiscal incentives, grants and benefits, the deployment of vanadium units and other benefits that may arise from the strategic review and/or LPV. Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and www.sec.gov from time to time. Such risks and uncertainties include, without limitation: the ability to obtain, in a timely manner, all necessary regulatory, stock exchange, shareholder and other third-party approvals to consummate any transactions contemplated by the strategic review; the risk of any disruptions to the Company's business and operations; competition; conflict in eastern Europe; changes in interest rates, inflation, foreign exchange rates, and the other risks involved in the mining and long-term battery storage industries and capital markets. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.